July 16, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Re:	AlphaVest Acquisition Corp
Registration Statement on Form S-4
Filed June 27, 2025
File No. 333-283183

Ladies and Gentlemen:

On behalf of our client, AlphaVest Acquisition Corp (“ATMV”), and AMC Corporation (“AMC”), represented by Graubard Miller, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 8, 2025, relating to ATMV’s Registration Statement on Form S-4 (the “Registration Statement”) filed June 27, 2025.

ATMV is filing via EDGAR Amendment No. 6 to the Registration Statement, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 5 to Registration Statement on Form S-4

Background to the Business Combination

Overview, page 84

1.	We note your disclosure here that the Business Combination Agreement, as amended, increased the Enterprise Value from $175,000,000 to $180,000,000. We also note your disclosure on page 105 and elsewhere throughout the proxy statement/prospectus that the Exchange Share Consideration has increased from 17,500,000 shares to 18,000,000 shares of Surviving PubCo common stock. Please revise here to explain in greater detail, the considerations and discussions that informed ATMV’s decision to increase the Enterprise Value and resultant merger consideration.

Response: We have revised page 87 of the Registration Statement to address the Staff’s comment.

General

2.	We note that AMC entered into a subscription agreement with Kami pursuant to which Kami will purchase an aggregate of $5 million of shares of AMC common stock, with the sale of shares occurring on several mutually agreed upon dates prior to the consummation of the Merger. To the extent material, please revise the proxy statement/prospectus to (i) describe the material terms of the agreement (ii) ensure that any risks associated with the agreement are discussed and (iii) file the agreement as an exhibit to the registration statement. Please include enough information so public stockholders understand why the agreement was negotiated and entered into. In this regard, please also revise the Share Subscription section on page 191 as we note Kami is a related party to AMC.

Response: We have revised the cover page and pages 17, and 191 of the Registration Statement to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship